Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

06018490

Unterpremstaetten, 2006-06-11

SUPPL

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated May 09, 2006
2.	Press release dated May 19, 2006
3.	Press release dated May 24, 2006
4.	Press release dated June 01, 2006
5.	Press release dated June 14, 2006
6.	Press release dated June 22, 2006
7.	Press release dated July 11, 2006
8.	Press release dated July 20, 2006
9.	Press release dated July 21, 2006
10.	Press release dated July 24, 2006

B

dw 11/16

Document	Description of document
11.	Half-year Report 2006
12.	Press release dated July 28, 2006
13.	Press release dated July 31, 2006
14.	Press release dated August 24, 2006
15.	Press release dated August 25, 2006
16.	Press release dated September 04, 2006
17.	Press release dated September 08, 2006
18.	Press release dated September 15, 2006
19.	Press release dated September 18, 2006
20.	Press release dated September 29, 2006
21.	Press release dated October 02, 2006
22.	Press release dated October 11, 2006
23.	Press release dated October 17, 2006
24.	Press release dated October 23, 2006
25.	Third Quarter Report 2006
26.	Press release dated October 27, 2006
27.	Press release dated October 31, 2006

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Gmeiner

austriamicrosystems offers new 120V devices for its advanced 0.35µm High-Voltage CMOS process

The 0.35µm High-Voltage CMOS process H35 allows now voltages from 3.3V to 120V on a single chip.

Unterpremstaetten, Austria (May 9, 2006) – austriamicrosystems' Full Service Foundry business unit announced today at the Fabless Semiconductor Association (FSA) Supplier Expo in Munich the offering of its leading edge 0.35µm High-Voltage CMOS technology H35 with an additional set of 120V NMOS and PMOS devices. The new extension allows the integration of 3.3V, 5V, 20V, 50V and 120V devices on a single chip without any process changes.

H35 is the first purely CMOS based High-Voltage process that matches BCD performance and chip sizes at much lower process complexity. It is based on the 0.35µm CMOS process transferred from TSMC. Rigorous modularity permits 100% reuse of low voltage CMOS design IP. H35 offers fully scalable High-Voltage NMOS and PMOS devices, floating logic libraries as well as a best-in-class power-on resistance. This makes the High-Voltage CMOS technology a competitive solution for fabless design houses and IDMs in fields such as power management products, display drivers, broadband and wireless applications, modems, sensors, capacitive actuators, printer and MEMS driver ICs.

For its fully automotive and medical qualified process, austriamicrosystems delivers its industry benchmark design environment ("HIT-Kit"), which comes complete with IO libraries, special utilities optimized for High-Voltage CMOS product design and excellent characterized circuit simulation models. New High-Voltage designs utilizing the 120V devices can already be started in the H35 50V process option, which is available for volume production today. All 50V devices and blocks can be reused without any layout modifications in the 120V option. Engineering runs supporting the 120V process option are already offered to dedicated customers, volume production will be available by end of 2006.

"The new 0.35µm High-Voltage CMOS process is the 5th generation of the continuously improved High-Voltage technologies from our company and is produced in austriamicrosystems state-of-the-art 8-inch wafer fabrication. As only two mask level adders on top of CMOS are required it also makes H35 the process with the lowest complexity in the market. All of this makes H35 the optimum choice for achieving smallest possible die sizes at very competitive cost for a voltage range from 20V to 120V", states Peter Gasteiner, Senior Vice President and General Manager of austriamicrosystems' business unit Full Service Foundry.

About austriamicrosystems
austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and

austriamicrosystems launches application contest for AS8500/AS8501 family of data acquisition front-ends

Prizes of up to € 7,500/$ 9,000 for the most creative application concepts using the new high precision data acquisition ICs

Unterpremstaetten, Austria (May 19, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, launches a contest for the most attractive application ideas for its innovative data acquisition product family AS8500/AS8501. Following the successful market introduction of the products, teams and individuals are invited to submit concepts showing how these innovative data acquisition ICs improve the performance of measurement devices or enable radically new concepts.

The key benefit of the AS8500/AS8501 family is its ability to measure very small voltage changes over an extremely wide bandwidth without any offset. This is based on the devices' 21-bit resolution and up to 64 kHz sampling rate. First impressive applications include a battery management system for cars where current is being measured from the mA to kA range over one single shunt, a temperature measurement device that works from 0°C up to 1200°C displaying temperature variations of less than 0.1°C, and a weight scale offering individually definable ranges with a resolution of 1g over a range of 100 kilograms.

The contest is meant to showcase the most innovative application concepts using the benefits of the AS8500/AS8501. It consists of two phases: Participants are invited to submit a detailed description of their project until June 30, 2006, following registration for the contest. The most interesting concepts will be elected for the contest's second phase in which physical prototypes will be assessed. Teams will be invited to present their prototypes in the context of austriamicrosystems' 25th anniversary celebrations in September 2006 at austriamicrosystems' headquarters in Austria. A jury of recognized industry and academic experts will elect the three winners who will receive cash prizes of € 7,500/$ 9,000, € 5,000/$ 6,000 and € 2,500/$ 3,000, respectively. All contest details can be found at www.austriamicrosystems.com/promo/application_contest.htm

"After we introduced the AS8500/AS8501 family to the market, we received a large number of inquiries from a broad range of industries asking whether the products would be suitable for their respective application", says Bernhard Czar, Director Marketing Business Unit Automotive at austriamicrosystems. "The answer was 'yes' in most cases, so we realized we should tap the creativity of customers, students and designers to see the full picture of possible applications for our AS8500/AS8501. These products are so versatile we would never be able to come up with all applications ourselves."

austriamicrosystems integrates SPL's Vitalizer® studio sound processing in its AS3525 multimedia chip

Unterpremstaetten/Austria and Niederkruechten/Germany, May 24, 2006 – austriamicrosystems AG (SWX: AMS), a leading supplier of high performance analog ICs, and SPL electronics GmbH (SPL) of Germany, manufacturer of high-end signal processors for the professional audio market, have concluded a collaboration to integrate SPL's Vitalizer® studio sound processing into the AS3525 multimedia chip of austriamicrosystems.

Being the first to implement the digitized Vitalizer® application, austriamicrosystems enhances its powerful single chip music player IC with sound processing capabilities previously only available in professional music production studios. Portable players using the AS3525 chip will be offering a number of sound processing presets tuned by experts for listening pleasure and user-friendly operation. The presets are adapted to the specifics of audio recordings in the past decades, dating from today's music back to the 1950s. For each decade, sound characteristics are considered in a preset. One general preset can be applied for all types of music and a special preset is provided for ageless classical recordings.

Hermann Gier, Managing Director of SPL, explains "digitizing our complex Vitalizer® structures was a hard piece of work – we worked for some years on this project to achieve the results we know from our analog processors. The next step was to find an appropriate platform for the implementation. With the integration into the intriguing AS3525 multimedia chip from austriamicrosystems we have found an ideal product to provide Vitalizer® processing for a very wide range of high performance digital sound applications."

"We immediately realized the amazing potential of the digitized Vitalizer® technology the first time we listened to it", states M. Winter from SPL's Financial Investor Equity Partners. "With the enormous growth of the Portable Audio Player market where quality sound processing definitely is an increasingly important demand today, a partnership with austriamicrosystems was the perfect match. Now the ultimate sound processing and the most advanced multimedia IC have come together."

Alexander Harrer, Senior Vice President and General Manager of the Communications business unit at austriamicrosystems, adds, "We are very pleased with SPL's decision to make AS3525 the platform of choice for their expansion from a professional studio equipment supplier to serving the music player market. Our cooperation is a classic win-win situation. The innovative development team at SPL gains a technological edge through its access to our multimedia chips, which are particularly powerful and extremely power-saving at the same time. We, on the other hand, can offer to the music player industry integrated circuits and reference designs with studio sound clarity and unprecedented audio precision in a compact and portable device. SPL's algorithm has been reviewed by selected customers and is now available as optional part of austriamicrosystems' AS3525 software development kit."

Vitalizer® Studio Sound Processing

Beyond traditional frequency or level manipulation techniques, the patented Vitalizer® processing implements psychoacoustic and audiometric principles with a broad range of interacting processing methods. The complex algorithm

austriamicrosystems offers free software development kit for its line of magnetic rotary encoder ICs

Speeds time-to-market by simplifying application program development

Unterpremstaetten, Austria (June 1, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high-performance analog integrated circuits (ICs), announced today the offering of a free software development kit (SDK) for its magnetic rotary encoder IC family.

Delivering on its strategy to provide customers with industry-leading products, performance excellence and first-class support, austriamicrosystems is offering the easy-to-use SDK to help users develop customized software quickly and easily for applications developed with austriamicrosystems' family of magnetic rotary encoder ICs. The SDK enables customers to create powerful demonstrators as well as application software tailored to their production test and product configuration requirements, within the shortest possible timeframe.

"We know how important it is to provide good customer support," said Josef Janisch, Product Manager for magnetic rotary encoder products at austriamicrosystems. "That is why we decided to provide a free software development kit to help our customers speed up their development cycles. This powerful tool will enable them to visualize the functions of their AS5000-based magnetic rotary encoder ICs in a very simple way and thus develop application software within the shortest time. Now, the design engineer has no need to worry about protocols and communication between the product and his development environment. That is all handled by the tools we provide."

The SDK is based on a Dynamic Link Library (DLL) that can be embedded in many software platforms, including Microsoft™ Visual Studio (C#, C/C++, Visual Basic), Borland C++ Builder or LabView. A number of application examples and help files make the SDK very user friendly.

The software development kit supports the entire austriamicrosystems magnetic encoder IC family. These ICs, which contactlessly sense rotary positions via a small rotating magnet, are ideally suited to harsh environments since they are impervious to wear. This makes them ideal for automotive, industrial and many consumer applications. The family includes the AS5035, an 8-bit resolution device with an incremental output, 10-bit devices with digital and analog outputs (the AS5040 and AS5043 respectively), and the AS5045, a 12-bit device with an absolute digital output.

The software development kit for can be downloaded free from the austriamicrosystems website
http://www.austriamicrosystems.com/03products/20_rotary_encoders.htm
Magnetic Encoder demoboards and IC samples can be conveniently ordered from austriamicrosystems' online shop ICdirect https://shop.austriamicrosystems.com

austriamicrosystems unveils 5V 130mA step-up DC-DC converter

AS1321 high efficiency step-up DC-DC converter supplies fixed output of 5V for battery powered applications where small size and low power consumption are critical

Unterpremstaetten, Austria (June 14, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high-performance analog integrated circuits (ICs), today announced the AS1321, a high efficiency step-up DC-DC converter with a fully integrated synchronous rectifier.

The AS1321 improves on the excellent performance of the existing AS1320 while boosting the output voltage to 5V. With a supply voltage of 1.5 to 5.0V the AS1321 is capable of delivering a 130mA output current at 2V input voltage. With an efficiency of 96% the AS1321 is the ideal solution for battery powered portable applications that require a 5.0V supply voltage.

"The high output current combined with the low power consumption makes the AS1321 an ideal solution for battery powered devices like medical and diagnostics devices, digital cameras, PDA's and smart phones, cordless phones and other handheld products," said Walter Moshammer, marketing director for standard linear at austriamicrosystems. "The AS1321 is also particularly well suited for dual-cell powered battery devices."

The AS1321 features a shutdown mode where it draws less than 1uA. In this mode the battery is connected directly to the output to enable direct battery feed-through. This enables the input battery to be used as backup or as a real-time clock supply when the converter is off and eliminates the need for an expensive back-up battery. To ensure stable operation the integrated power on reset circuitry enables the AS1321 to reset any type of microprocessor after power up ensuring a stable start in all devices.

The AS1321 is available in a SOT23-6pin package. Refer to the AS1320 for a 3.3V variant. Product specific information can be downloaded from the austriamicrosystems website
http://www.austriamicrosystems.com/03products/08_dc_dc_converters.htm
Free IC samples can be conveniently ordered from austriamicrosystems' online shop ICdirect
https://shop.austriamicrosystems.com

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 850 employees, austriamicrosystems focuses on the areas of power management, sensors &

austriamicrosystems' Design for Manufacturability (DFM) reference design flow enables optimization of chip performance and robustness

Simulation based yield optimization using MunEDA's design analysis tool "WiCkeD"

Unterpremstaetten, Austria (June 22, 2006) – austriamicrosystems' business unit Full Service Foundry and MunEDA, a leading EDA technology provider for analysis and optimization of yield and performance of analog, mixed-signal and digital designs, announced today the support of MunEDA's Design for Manufacturability and Yield (DFM/DFY) tool "WiCkeD" as part of austriamicrosystems' DFM reference design flow. The further improved DFM reference design flow is now available for austriamicrosystems advanced 0.35µm and 0.8µm CMOS, High-Voltage CMOS and SiGe-BiCMOS process technologies.

The combination of highly accurate fab-related Monte Carlo models provided by austriamicrosystems and MunEDA's yield optimization tool "WiCkeD" results in an excellent correspondence between measured and simulated results on parametric yield in consideration of supply voltage and temperature variations. Easy to use and fully integrated into austriamicrosystems' process design environment (HIT-Kit), "WiCkeD" supports product designers to create robust and first time right designs.

Design for Manufacturing/Design for Yield (DFM/DFY) is a highly demanded necessity in order to ensure fast yield ramp-up and stable volume production. In addition to the support of simulation based yield optimization, austriamicrosystems' DFM reference design flow also includes layout-related analog DFM utilities such as advanced antenna rule checks, fill pattern generation utilities and critical area determination. The verification routines are based on analog DFM rules defined on top of the standard design rules and tailored to the needs of austriamicrosystems specialty processes. A special high-voltage extension includes parasitic modeling, Safe Operating Area Check (SOAC) and leakage verification routines. As an additional service, austriamicrosystems offers full design support including analog High-Voltage CMOS design guidelines and DFM design reviews to its foundry customers.

"Supporting MunEDA's state-of-the-art design analysis and optimization tool "WiCkeD" is a further step in the continuous improvement of austriamicrosystems DFM reference design flow", states Peter Gasteiner, Senior Vice President and General Manager of austriamicrosystems' business unit Full Service Foundry. "Supporting our customers to maximize their production yield and ensure robustness of their analog designs gives us a clear competitive advantage and strengthens our position as a leading supplier of specialty process technologies and extended foundry services."

"We are very pleased austriamicrosystems has selected MunEDA's DFM-DFY solution WiCkeD as integrated strategic part of austriamicrosystems' DFM reference design flow", states Andreas Ripp, Vice President Sales & Marketing and Managing Director of MunEDA. "We look forward to further enhance our close cooperation with austriamicrosystems to support design teams and customers of austriamicroystems with a common and seamless DFM-DFY methodology for higher circuit yield and robustness".

austriamicrosystems AS1150-52 quad LVDS family significantly reduces power consumption for high speed data transmission

Offers 500Mbps data rate with only 300ps pulse skew while reducing power consumption far below that of competitive products

Unterpremstaetten, Austria (11 July 2006) - austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, has unveiled the first products in its new family of low-voltage differential signaling (LVDS) ICs. Ideal for applications requiring high-speed data transmission, such as digital copiers, laser printers, cellphone base stations, telecom switches, and network switches/routers, the AS1150-52 quad ICs halve the supply current of competing products, improving the power consumption of LVDS interfaces.

With this announcement, austriamicrosystems continues to demonstrate its industry leadership in low power consumption. Offering an outstanding data rate of up to 500Mbps, the AS1150/51 receivers consume a supply current of only 5mA while the AS1152 driver consumes just 4mA.

"In typical applications the LVDS transmission improves noise immunity of data signals, by converting single ended signals into LVDS signals. In applications where electrical disturbances cannot be avoided and high data rates are needed, LVDS is the signalling technology of choice, offering superior breakdown immunity and error-free data transmission," said Walter Moshammer, marketing director for standard linear at austriamicrosystems. "LVDS signal transmission reduces electromagnetic interference (EMI), and is therefore ideal in applications sensitive to electrical disturbances."

Each AS1150/51 receiver accepts four LVDS input signals conforming to the ANSI TIA/EIA-644 LVDS standard, and converts them to low-voltage LVTTL/LVCMOS output levels. The AS1151 features integrated termination, which cuts component count and saves board space by eliminating the need for four external resistors. The AS1152 driver converts four low-voltage LVTTL/LVCMOS signals into LVDS output signals conforming to the ANSI TIA/EIA-644 LVDS standard. Designed with flow-through pin-out, the AS1150-52 family reduces crosstalk between channels and simplifies PC board layout.

With an extremely small pulse skew of only 300ps for the receivers and 350ps for the driver they are ideal for high-resolution imaging and high-speed interconnection applications. With the enable input, all four out- and input pins are set to a high-impedance state, which reduces power consumption to only 0.3mA for AS1150/51 and to 3.5mA for the driver.

Guaranteed to work in a temperature range of -40°C to +85°C the AS1150-52 quad LVDS family operates from a single +3.3V supply, and is available in a 16-pin TSSOP package. Product specific information can be downloaded from the austriamicrosystems website at http://www.austriamicrosystems.com/03products/06_lvds.htm

austriamicrosystems expands portfolio of high efficiency step-up DC-DC converter for battery powered products

AS1325 step-up DC-DC converter supplies 300mA output current for portable products where smallest size and lowest power consumption are critical

Unterpremstaetten, Austria (20 July 2006) - austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, today announced the expansion of its family of step-up DC-DC converters with the introduction of the AS1325, a high efficiency step-up DC-DC converter with a fully integrated synchronous rectifier. With an efficiency of 96 percent, the AS1325 is an ideal solution for battery powered portable applications with the need for 3.3V or 5.0V supply voltage.

Improving on the performance of the company's AS1320 and AS1321 DC-DC converters, the AS1325 offers significantly increased output current, providing a supply voltage of 1.5 to 3.5V (for 3.3V output voltage) or 1.5 to 5.0V (for 5.0V output voltage). Supplied with less than 2V, the AS1325 is capable of delivering a 300mA output current at 5.0V output voltage or 185mA at 3.3V output voltage.

The AS1325 features a shutdown mode where it draws less than 1µA. In this mode, the battery is connected directly to the output to enable direct battery feed-through. This enables the input battery to be used as backup or as a real-time clock supply when the converter is off and eliminates the need for an expensive back-up battery. To ensure stable operation, the integrated "power on" reset circuitry enables the AS1325 to reset any type of microprocessor after power up to provide a stable start.

"The high output current combined with low power consumption and high efficiency makes the AS1325 an ideal solution for battery powered devices like medical and diagnostics equipment, digital cameras, MP3 players, PDAs and smart phones, cordless phones and other handheld products," said Walter Moshammer, standard linear marketing director at austriamicrosystems. "The outstanding efficiency of 96 percent helps to significantly extend the battery life of dual-cell battery powered devices."

The AS1325 is available in a 6-pin SOT23 package. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit http://www.austriamicrosystems.com/03products/08_dc_dc_converters.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading, customized and standard analog products. Operating worldwide with more than 850 employees,

Next-generation computed tomography partnership opens significant growth potential for austriamicrosystems

austriamicrosystems IC solutions help enable Siemens' next-generation computed tomography (CT) systems redefining the clinical role of CT

Unterpremstätten, Austria (21 July 2006) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high-performance analog integrated circuits (ICs), and Siemens Medical Solutions (Med), one of the world's largest suppliers to the healthcare industry, today announced that austriamicrosystems will supply Siemens Medical Solutions with detector electronics ICs for the platform of its newest computed tomography (CT) system Somatom Definition as part of austriamicrosystems' strategic partnership with Siemens Medical Solutions for CT applications. The long-term partnership covering IC design and related process development has now resulted in the world's most innovative computed tomography detection electronics to be used in current and future image processing systems from Siemens.

Exactly matching the stringent performance requirements of Med's CT detector electronics, austriamicrosystems' high performance optical interface readout IC is responsible for acquiring signals in real-time and digitising them with great precision. austriamicrosystems' IC solution helps to ensure exceptional image resolution and image acquisition speed, resulting in CT images of unprecedented quality and detail which offer substantially increased diagnostic speed and confidence. A Siemens system may comprise more than 1,000 austriamicrosystems ICs with the largest scale of integration required by the very high number of measurement channels.

Measuring signals in the range of picoamperes (10-12 amperes), at levels thought impossible only a few years ago, the innovative IC helps Siemens Medical Solutions to design CT systems with the minimum of X-ray necessary, providing significant patients benefits due to vastly reduced patient exposure. Integrated into Med's newest high performance CT systems among others, austriamicrosystems' IC solution offers significant market potential in the global CT market, one of the strongest growing areas in medical technology worldwide.

"Through close collaboration with Siemens we designed a highly advanced solution that fully meets the demanding performance parameters of Siemens' CT detector electronics" said Franz Faschinger, General Manager Industry & Medical at austriamicrosystems. "Supplying Siemens Medical Solutions with a dedicated IC serving their portfolio of advanced CT systems is another milestone in our strategy to provide high performance analog solutions to major players in the global healthcare industry."

austriamicrosystems reports strong growth in revenues and earnings in the second quarter and first six months 2006

Key financial data for the second quarter and first half of 2006

Unterpremstaetten, Austria (July 24, 2006) — austriamicrosystems (SWX: AMS) continued to grow profitably in the second quarter and first six months of 2006. The second quarter and first half of 2006 show substantial increases in revenues, margins and earnings, compared to the previous year.

Consolidated group revenues in the second quarter reached EUR 45.9 million, growing by 14% compared to the same quarter in 2005, in-line with expectations. Group revenues for the first six months of 2006 increased by 12% to EUR 84.6 million compared to the first half of 2005. In the second quarter austriamicrosystems recorded a gross margin of 47% compared to 44% in the same quarter of last year, as a result of improvements in our product mix and manufacturing costs. For the first half of the current year, gross margin reached 46%, an increase of two percentage points compared to the first six months of 2005.

The result from operations (EBIT) for the second quarter rose to EUR 6.1 million, an increase of 39% from EUR 4.4 million in the second quarter of 2005, taking into account expected R&D costs for major platform developments and SG&A expenses to support austriamicrosystems' growing business. The result from operations (EBIT) for the first half-year 2006 reached EUR 10.4 million compared to EUR 8.5 million in the same period last year, an increase of 22%.

Net income for the second quarter 2006 grew by 61% to EUR 5.7 million from EUR 3.5 million in the comparable period last year. Earnings per share for the second quarter were CHF 0.81 / EUR 0.51 (basic and diluted). Net income for the first half of 2006 reached EUR 9.6 million (CHF 1.37 / EUR 0.87 per share) growing by 51% compared to EUR 6.4 million (CHF 0.90 / EUR 0.58 per share) for the same period last year. Total backlog increased further reaching EUR 64.6 million on June 30, 2006, compared to EUR 58.3 million at the end of the first quarter 2006 and EUR 54.1 million on June 30, 2005.

austriamicrosystems' strong business performance in the second quarter demonstrates its attractive market position in high performance analog semiconductors. Illustrating its leadership in integrated power management and lighting for handsets, austriamicrosystems concluded a significant long-term agreement with a worldwide leader in mobile communications. In portable audio, leading North American satellite radio provider XM Satellite launched several portable receivers built around our MP3 and/or power management solutions while SanDisk, a leader in the MP3 market, successfully introduced high-capacity video-enabled MP3 players based on an integrated audio front-end from austriamicrosystems. These successes confirm austriamicrosystems' excellent position in integrated solutions for the MP3 and portable media player market.

austriamicrosystems

Half-year Report 2006

Strong growth in revenues and earnings

Report to shareholders on the first half of 2006

Ladies and Gentlemen

Our strong second quarter and half-year results demonstrate austriamicrosystems' continuing success in the global analog semiconductor market. Profitable growth is driving our business through a combination of newly introduced and existing ICs and derivatives as we continue to see good demand in our markets worldwide. Consequently, the second quarter and first half of 2006 show substantial increases in revenues, operating profit and net income, compared to last year.

Financial results

Consolidated group revenues in the second quarter reached EUR 45.9 million, growing by 14% compared to the same quarter in 2005, in-line with expectations. Group revenues for the first six months of 2006 increased by 12% to EUR 84.6 million compared to the first half of 2005. This sales growth was driven by increasing demand across our business areas. We saw strong growth in the US and Asia-Pacific markets from our industrial end markets as well as portable audio and power management solutions for portable devices.

In the second quarter we recorded a gross margin of 47% compared to 44% in the same quarter of last year, as a result of improvements in our product mix and manufacturing costs. For the first half of the current year, gross margin reached 46%, an increase of two percentage points compared to the first six months of 2005. Our result from operations (EBIT) for the second quarter rose to EUR 6.1 million, an increase of 39% from EUR 4.4 million in the second quarter of 2005, taking into account expected R&D costs for major platform developments and SG&A expenses to support our growing business. The result from operations (EBIT) for the first half-year 2006 reached EUR 10.4 million compared to EUR 8.5 million in the same period last year, an increase of 22%.

Net income for the second quarter 2006 grew by 61% to EUR 5.7 million from EUR 3.5 million in the comparable period last year. Earnings per share for the second quarter were CHF 0.81 / EUR 0.51 (basic and diluted). Net income for the first half of 2006 reached EUR 9.6 million, equivalent to CHF 1.37 / EUR 0.87 per share, growing by 51% compared to EUR 6.4 million for the same period last year, equivalent to CHF 0.90 / EUR 0.58 per share.

Key figures EUR thousands (except earnings per share)	Q2 2006	Q2 2005	Q1 2006	1st half 2006	1st half 2005
Revenues	45,874	40,334	38,758	84,633	75,566
Gross margin in %	47%	44%	45%	46%	44%
Result from operations	6,148	4,431	4,258	10,406	8,513
Net income/loss	5,662	3,524	3,945	9,607	6,380
Basic = diluted earnings per share in CHF [1]	0.81	0.49	0.56	1.37	0.90
Basic = diluted earnings per share in EUR [1]	0.51	0.32	0.36	0.87	0.58
Total backlog	64,634	54,058	58,348	64,634	54,058

[1] Weighted average number of ordinary shares: 11,000,000. Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Profit and Loss Statement (unaudited)

EUR thousands (except number of ordinary shares and earnings per share)	Q2 2006	1st half 2006	Q2 2005	1st half 2005
Revenue Products	37,188	70,127	32,131	61,816
Revenue Foundry & Other	8,687	14,506	8,204	13,750
Total revenues	45,874	84,633	40,334	75,566
Cost of sales	-24,351	-45,622	-22,408	-42,655
Gross profit	21,523	39,010	17,926	32,910
Gross margin in %	47%	46%	44%	44%
Research and development	-8,978	-16,860	-8,337	-15,053
Selling, general and administrative	-7,097	-13,520	-5,762	-11,694
Other operating income	982	2,086	631	2,421
Other operating expenses	-282	-310	-27	-71
Result from operations	6,148	10,406	4,431	8,513
Net financing costs	-368	-681	-190	-491
Income/loss before tax	5,780	9,752	4,241	8,022
Income tax expense	-117	-118	-717	-1,642
Net income/loss	5,662	9,607	3,524	6,380
Weighted average number of ordinary shares	11,000,000	11,000,000	11,000,000	11,000,000
Basic = diluted earnings per share in CHF [1]	0.81	1.37	0.49	0.90
Basic = diluted earnings per share in EUR [1]	0.51	0.87	0.32	0.58

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Cashflow Statement (unaudited)

EUR thousands	Q2 2006	1st half 2006	Q2 2005	1st half 2005
Operating activities				
Income before tax	5,780	9,725	4,241	8,022
Depreciation (net of government grants)	5,657	10,998	5,615	11,153
Changes in employee benefits	199	388	269	497
Expenses from stock option program (acc. IFRS 2)	191	381	0	0
Changes in other long-term liabilities	- 321	- 624	- 216	- 271
Gain/loss from sale of plant and equipment	0	- 109	0	0
Net financing cost	368	681	190	491
Changes in current assets	- 2,328	-731	- 303	3,015
Changes in short-term operating liabilities and provisions	617	2,035	768	- 7,224
Tax payments	- 9	- 16	- 99	- 104
Cash flows from operating activities	**10,154**	**18,657**	**10,463**	**15,579**
Investing activities				
Acquisition of intangibles, property, plant and equipment	- 6,095	- 9,314	- 5,061	- 9,449
Government grants received	1,047	1,047	1,854	1,854
Acquisition of short-term investments	- 1,046	- 1,046	0	0
Proceeds from sale of plant and equipment	0	834	0	0
Proceeds from the sale of investments	51	51	0	0
Interest received	236	326	269	478
Cash flows from investing activities	**- 5,807**	**- 8,102**	**- 2,937**	**- 7,116**
Financing activities				
Proceeds from borrowings	328	328	2,935	4,685
Repayment of borrowings	- 4,356	- 8,380	- 4,663	- 8,917
Repayment of finance lease liabilities	- 218	- 437	- 211	- 427
Interest paid	- 475	- 871	- 581	- 1,112
Cash flows from financing activities	**- 4,721**	**- 9,361**	**- 2,521**	**- 5,771**
Net increase/decrease in cash and cash equivalents	- 374	1,195	5,005	2,692
Cash and cash equivalents at begin of period	22,840	21,271	15,010	17,323
Cash and cash equivalents at end of period	**22,466**	**22,466**	**20,015**	**20,015**

Notes on the Interim Financial Statements June 30, 2006

1. Accounting principles

The consolidated financial statements of austriamicrosystems AG and subsidiaries (the "Group") are based on the accounts of the individual subsidiaries at June 30. All figures have been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting principles applied in this half-year report correspond with the reporting policies specified in the Full Year Consolidated Financial Statements dated December 31st, 2005. This half-year report is consistent with IAS 34.

2. Segment reporting

Business segments EUR thousands	Products	Foundry & Other	Group
1st half 2006			
Revenues	70,127	14,506	84,633
Result from operations	14,551	- 4,145	10,406
1st half 2005			
Revenues	61,816	13,750	75,566
Result from operations	14,031	- 5,518	8,513

Regions EUR thousands	EMEA [1]	Americas	Asia/Pacific	Group
1st half 2006				
Revenues	48,543	13,197	22,893	84,633
1st half 2005				
Revenues	56,779	12,288	6,499	75,566

[1] Europe, Middle East, Africa

Segment information is presented in respect to the Group's business and geographical segments. The primary reporting format, business segments, comprises Analog/Mixed-Signal Products ("Products") and Full Service Foundry & Other ("Foundry & Other"). Under the "Foundry & Other" segment we show revenues from third party foundry customers and record all unallocated corporate costs. Inter-segment revenues have been eliminated, inter-segment pricing is determined on a cost basis. The secondary reporting format is structured by the three regions in which sales occur: "EMEA" which includes Europe, Middle East, Africa, "Americas" and "Asia/Pacific". Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

3. Number of employees

The average number of employees was 937 during the first half of 2006, compared to 832 during the first half of 2005.

austriamicrosystems extends its 0.35µm CMOS process family with advanced low threshold devices

New process module offers enhanced supply voltage range and devices optimized for implementation in battery powered applications

Unterpremstaetten, Austria (July 28, 2006) — austriamicrosystems' business unit Full Service Foundry announced today at the 43rd Design Automation Conference (DAC) in San Francisco a further extension of its foundry technology portfolio with an advanced low threshold (LVT) CMOS process option based on its proven 0.35µm analog CMOS (C35) technology.

The new LVT process option offers a set of 3.3V and 5.0V NMOS and PMOS devices with threshold voltages as low as 0.4V, while keeping all other MOS and bipolar devices unchanged. Process modularity enables CMOS IP reuse as well as using this new LVT module in combination with other austriamicrosystems proprietary specialty technologies based on the 0.35µm platform.

Wide supply voltage range (1.2V to 5.5V), high integration density and optimization for high-speed makes the 0.35µm LVT CMOS process an ideal technology for high performance analog standard products such as supervisory circuits for microprocessors implemented in portable applications. The strong market growth in handheld applications is therefore driving an increasing demand for products utilizing the LVT process option.

"Device performance and rigorous modularity were our key objectives in developing this set of advanced LVT devices. Any combinations with existing CMOS, High-Voltage CMOS, embedded EEPROM or Flash processes are possible," explains Martin Schrems, Director Process Development & Implementation at austriamicrosystems.

"The extension of our 0.35µm analog CMOS technology portfolio with this new LVT module reinforces austriamicrosystems' commitment to provide our customers with best-in-class analog semiconductor process technology, manufacturing and services. Our 0.35µm technology platform can now support even the most demanding analog low power product requirements," adds Peter Gasteiner, Senior Vice President and General Manager of austriamicrosystems' business unit Full Service Foundry.

The LVT process option is complemented by industry–leading analog characterization and circuit simulation models implemented in the easy to use austriamicrosystems' design environment, known as HIT-Kit. In addition to highly accurate silicon proven models the HIT-Kit includes rigorous design rule and layout verification run sets, digital and analog libraries as well as a full set of memory blocks.

austriamicrosystems releases new version of Mixed-Signal/RF Process Design Kit checklist

FSA's standard checklist of PDK contents showcases austriamicrosystems' superior quality of devices and tools available in its benchmark design environment "HIT-Kit"

Unterpremstaetten, Austria (July 31, 2006) — austriamicrosystems' business unit Full Service Foundry announced today the release of its updated process design kit (PDK) checklists for foundry customers. This checklist documents the contents of a process design kit and therefore allows benchmarking of PDKs provided by different suppliers.

The new checklist version 2.0 launched by FSA's Mixed-Signal/RF Foundry Subcommittee and the PDK Working Group on July 18th, is available for the actual austriamicrosystems' PDKs (HIT-Kit versions 3.70 and 3.71). One of the most important changes in the PDK Checklist version 2.0 is its inclusion of FSA's Mixed-Signal/RF SPICE Model Checklist, which was released in August 2005. This allows designers to understand how their design will correlate with silicon.

A PDK is a set of data files that enable analog circuit designers to efficiently design a semiconductor chip for high-yield manufacturing using a set of EDA tools and a selected foundry process. The checklist is available free-of-charge on FSA's web site. To download the PDK Checklist version 2.0 along with the accompanying Checklist Users Guide, visit http://www.fsa.org/committees/msrf/deliverables.asp. The completed checklists for austriamicrosystems' HIT-Kits v3.70 and V3.71 can be found at asic.austriamicrosystems.com/hitkit/hk370/

"FSA is very pleased with the adoption of our Mixed-Signal/RF PDK Checklist in the industry. A number of our members, like austriamicrosystems, have incorporated the Checklist into their standard workflows and are actively using this effective tool with their customers. This was our hope and intention from the outset, so we are glad to see the Checklist taking root in the industry," stated Lisa Tafoya, Vice President of global research at FSA.

"Two years ago, austriamicrosystems was one of the first foundries that released the PDK Checklists provided by FSA's Mixed-Signal/RF Foundry Subcommittee and the PDK Working Group," stated Thomas Riener, Marketing Director of austriamicrosystems business unit Full Service Foundry." The updated FSA PDK Checklist is a further extension and improvement for designers since the Checklist allows a quick comparison between different releases of our HIT-Kit. It also provides an easy mechanism for foundry customers to benchmark and realise the superior quality and comprehensive offering of our HIT-Kit against PDKs from other foundries. This is another important step in our mission

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems shares created from stock option exercise

Exercise of employee stock options creates 3,050 new austriamicrosystems shares from conditional capital

Unterpremstaetten, Austria (August 24, 2006) — austriamicrosystems (SWX:AMS) announces that as a result of employees executing vested options from the company's employee stock option plan which was instituted last year, 3,050 new shares have been created from the conditional capital underlying this employee stock option plan and resolved in last year's annual general meeting.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 900 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems unveils 8-channel 8-bit DACs with highest linearity

Optimized for applications with the need for 8-bit resolution, AS1504/05 digital-to-analog converters deliver highest linearity for 8 analog output channels

Unterpremstaetten, Austria (25 August 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, today announced its AS1504/05 family of low-power, 8-channel 8-bit DACs with shutdown and mid-scale reset. The AS1504/05 devices deliver outstanding integral nonlinearity (INL) – of typically ±0.15LSB and a maximum of ±0.75LSB – as well as outstanding differential nonlinearity (DNL) – of typically ±0.1LSB and a maximum of ±0.5LSB.

With a mid-scale reset, austriamicrosystems' AS1504 is ideal for potentiometer replacements where electronic adjustments start at a nominal value. The low-power AS1504 DAC is also ideally suited for bandwidth and frequency control like in audio or video applications and for gain adjustments like in audio or video amplifiers. The AS1504 is also well suited for automatic adjustments and geometric correction in CRT displays and for many other applications where low power and highly accurate DACs are needed.

The AS1505 provides independent control of the maximum and the minimum values of the output voltage range and allows separate zero-scale voltage settings. The device can thus bring significant benefits to applications that have a limited voltage control range since the resolution is maximized.

"The AS1504 and AS1505 offer several advantages over analog potentiometers," said Walter Moshammer, standard linear marketing director at austriamicrosystems. "The advantages include better resolution, since the AS1504/05 DACs have 256 programmable steps and a small form factor. The devices are available in a 9.9x6mm SOIC package which replaces eight analog potentiometers. In addition the functions of the devices are not affected by mechanical disturbances such as vibration or shock. They are also immune to mechanical abrasion, while offering low noise, low temperature drift and high-speed adjustment, which means that fast trimming is possible."

Both the AS1504 and AS1505 operate from a +2.7 to 5.5V supply, and are available in 16-pin SOIC-150 packaging. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit http://www.austriamicrosystems.com/03products/24_da_converter.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 900 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio

austriamicrosystems expands AD converter family with new 8-channel fully differential 12-bit A/D converter with 200ksps sampling speed

The AS1534, with its ultra low power consumption, is a milestone for battery-powered devices and portable data acquisition systems requiring fast parallel I/O and multiple analog inputs

Unterpremstaetten, Austria (September 4, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, has expanded its high-performance ADC portfolio with the introduction of the AS1534 – a parallel interface A/D converter with extremely low power consumption. Combining high speed and low power consumption with outstanding dynamic performance (THD < -78dB), the AS1534 A/D converter is the ideal solution for battery-powered devices and portable data acquisition systems such as remote sensors or pen digitizers.

"The analog inputs are software configurable. Design engineers can choose either the 8-channel single-ended mode or the fully differential 4-channel mode, which offers them the utmost in flexibility for various applications. The fully differential input mode enables exceptionally precise measurements under noisy conditions, particularly those that are commonly found in industrial environments," said Walter Moshammer marketing director for standard linear at austriamicrosystems.

The AS1534 offers a 12-bit resolution on each of the eight input channels. With a conversion speed of 200ksps, while using less as 2.5mA supply current (including the internal reference), the AS1534 achieves a 36% reduction of power consumption over its nearest competitor – once again demonstrating austriamicrosystems' continued leadership in low power consumption. With a number of power-down options the power consumption can be reduced even further (0.5mA at 10ksps), and in shutdown mode the supply current drops to a stunning 1µA.

"This type of multi-input A/D converter is ideal for applications where many system parameters must be measured – and the need for such applications is increasing rapidly," added Moshammer. "With its emphasis on significant reduction in power consumption, the AS1534 is the product of choice."

The AS1534 also features an integrated 2.5V reference which reduces external component count. The AS1534 is available in a Pb-free 44-pin PQFP package suitable for operating environments ranging from -40°C to +85°C. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit http://www.austriamicrosystems.com/03products/23_ad_converter.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining almost 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 900 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities.

Press Release
September 8, 2006

austriamicrosystems joins Japan's JasPar consortium

Analog IC specialist becomes full member of important standards body for automotive electronics, particularly high-speed bus systems

Unterpremstaetten, Austria (September 8, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of ana[illegible]ed circuits (ICs) for automotive, communication, industrial and medical applications, has become a [illegible]apan's JasPar consortium, a standards body that specializes in automotive electronic devices. This allows austriamicrosystems to participate in the development of fault-tolerant high-speed data communications in Japanese-manufactured vehicles.

The JasPar consortium (Japan Automotive Software Platform Architecture), which was initiated by leading Japanese car makers Denso, Honda, Nissan and Toyota, is responsible for defining a uniform, interchangeable high-speed bus architecture for the Japanese car industry. As the requirement for comfort and safety grows, and density of in-vehicle electrical integration and networked systems increases, the implementation of supplier-independent standards in vehicle electronics is becoming increasingly important. To answer these needs, a growing number of electronic platforms that are based on defined standards must be incorporated to ensure optimum scalability, interoperability and stability.

austriamicrosystems has a long-standing history of being a reliable partner to the automotive industry. The company has successfully supplied a range of customer-specific and standardized ICs for automotive applications that provide superior quality. For example, with the AS8221, austriamicrosystems introduced the first standard product in a family of high-speed bus transceiver modules for automotive data bus applications. The AS8221 features outstanding performance along with the highest specification precision, and provides the basis for developing a generation of transceiver modules for in-car data transfer that are specifically tailored to the requirements of the Japanese market.

This focus and austriamicrosystems' proven expertise in high-speed bus systems and time-triggered technologies, were key factors when JasPar's founders decided to invite the company to become a formal member of the consortium. In addition to becoming a member of JasPar, austriamicrosystems is a Premium Associate of the international FlexRay consortium which promotes the adoption of the FlexRay communication system for high-speed communication networks for automotive applications.

Bernd Gessner, General Manager, Automotive at austriamicrosystems, views the invitation to join JasPar as recognition for the previous years' work: "The invitation to join the JasPar consortium not only reinforces austriamicrosystems' technological leadership in the automotive sector, but also opens up significant sales opportunities in the important Japanese market," he said. "We are proud to be a member of the JasPar consortium particularly since we are not a Japanese company, and we will dedicate our entire expertise in the field of time-triggered systems to the new data bus standard."

austriamicrosystems celebrates 25 years of success with analog ICs

Austrian chip manufacturer successful on the world market through innovation, comprehensive know-how and cutting-edge production technologies

Unterpremstaetten, Austria (September 15, 2006) -- austriamicrosystems (SWX: AMS), a leading supplier of analog ICs (integrated circuits) for communication, industrial, medical and automotive applications, is celebrating its 25th anniversary. A pioneer of analog semiconductors in Europe, austriamicrosystems is today recognized worldwide as a technology leader in high performance analog solutions.

In the last year alone, austriamicrosystems delivered more than 250 million ICs which are used in a wide variety of electronic devices, such as mobile phones, MP3 players, GPS receivers, blood glucose meters, computer tomographs, car key immobilizers, and ESP systems (electronic vehicle stability control). In these applications, austriamicrosystems' ICs are making the daily lives of an increasing number of people worldwide simpler, safer and more convenient.

Focusing on analog semiconductors, austriamicrosystems is positioned at the crucial interface between the analog and the digital world. austriamicrosystems' chips transform signals from the real world, such as sound, light, pressure or temperature into digital signals, which can be processed by microprocessors. They also translate digital data back into analog signals, which are perceivable by humans. With 2005 revenues of nearly 181 million euros, austriamicrosystems achieved another record result last year. The worldwide customer base includes renowned international companies, such as Siemens, SonyEricsson, Motorola, Delphi, and SanDisk.

austriamicrosystems' leading position in analog ICs with extremely low power consumption and highest precision is a result of 25 years of experience in analog design. Ongoing extensive investments in research and development and close cooperation with universities in and outside Austria secure the company's technological leadership. With R&D expenses exceeding 17 per cent of revenues in 2005, austriamicrosystems is among the three most research-intensive businesses in Austria.

"We are proud of our growth, our ability to develop and innovate and the success of our products in the global analog semiconductor market. Our long-standing design expertise combined with leading-edge in-house production provides an excellent basis for further growth in the future," explained John Heugle, CEO of austriamicrosystems.

austriamicrosystems focuses on promising growth areas, such as portable audio systems, power management as well as sensors and sensor interfaces. Across its target markets, the company is quickly expanding its portfolio of standard products. Last year set a new record as, for the first time, more than 100 standard products were launched on the market. A global network of over 950 employees and 18 locations in Europe, America, Africa and Asia ensures austriamicrosystems' broad market presence and closeness to its customers.

"The strategic decision to expand our standard product portfolio has become a significant growth driver for austriamicrosystems. Our markets in Asia and North America, in particular, offer outstanding growth potential in the coming years," said Michael Wachsler-Markowitsch, CFO of austriamicrosystems.

austriamicrosystems awards prizes in application contest for the versatile AS8500 and AS8501 data acquisition ICs

Wide variety of applications for measuring very small voltages by high-precision converter ICs with a resolution of up to 21 bit, noise values of under 1µV and a linearity error below 0.1%

Unterpremstaetten (Austria), September 18, 2006 – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, has awarded prizes to the winners of its design competition for innovative applications using the versatile AS8500/AS8501 family of data acquisition front-ends.

Following the successful launch of the product family on the market, the application contest intended to challenge the creativity of customers, students and designers to devise new applications for these high-performance sensor interfaces. "We received a large number of inquiries across a broad range of industries regarding completely new applications for these products. This led to the idea of exploring the full range of possible applications for the AS8500/8501 family, while at the same time making them more widely known", said Bernhard Czar, Director Marketing Automotive, about the background of the design contest.

The innovative high-precision sensor interfaces were originally developed to improve the performance of measuring devices. First realized applications include a thermometer offering a measurement range from -200°C to 1200°C with an accuracy of less than 1°C, a weight scale with a resolution of 1 gram over a range of 100 kg, and a battery management system for vehicles where current is being measured from the mA to kA range over one single shunt. These initial applications of the AS8500/AS8501 family are impressive proof of their outstanding performance. In the devices, data are fed to a programmable preamplifier via chopper circuitry, then transmitted to a 16 bit A/D converter and offset-corrected in the digital area. Finally, the data is calibrated and filtered by a DSP. The measured data is transferred via a serial interface to an external microprocessor with sampling rates of up to 16 kHz. The devices also include a high-precision voltage reference, an integrated IC temperature sensor, and an internal calibration parameter storage.

In the design contest, announced by austriamicrosystems in April, the three most creative application ideas for the offset-free data acquisition ICs were chosen by a renowned jury of experts and presented by their respective developers at austriamicrosystems' headquarters in Unterpremstaetten (Austria). There, the "heads" behind the inventions demonstrated their physical prototypes. Following a difficult jury decision, Anders Boeen from California/United States was awarded the main prize of €7,500 euros. His concept of utilizing the AS8500 as an acoustic sensor for microwave ovens to detect the characteristic sound when making popcorn, convinced the members of the jury. In his invention the microphone signals are analyzed by the IC and sent to a signal processor for further processing, which then calculates the optimum cooking time.

A gesture-controlled man-machine interface based on the measurement of weak electrical signals, which enables control via manual gestures, took second place. This invention by Wolfgang Richter from Germany won a prize worth €5,000 euros. Third place, and €2,500, went to Joseph Wollin from Colorado Springs/United States. He invented an application for measuring strength profiles, or strength amplitudes, for sports equipment, where the signal of a

austriamicrosystems unveils innovative 8 Channel constant current LED drivers with diagnostics function

Taking a significant step forward in LED driver technology, the AS1109 offers excellent output accuracy of only ±2% and powerful easy-to-use LED error diagnostic modes including the unique low-current diagnostic mode

Unterpremstaetten, Austria (September 29, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, today introduces the AS1109 8-channel constant current LED driver with advanced error diagnostic for open and shorted LED. The AS1109 uses the serial data input/output lines for the error information readback so that no additional PCB tracks are needed for LED error diagnostics.

"As the resolution of LED displays increases the market demands more accurate LED drivers in smaller packages. Additionally, LED error detection is becoming a very important factor, not only for security related applications like traffic signs, but also for more commercial applications like information displays or video walls in order to optimize maintenance cost," said Walter Moshammer, Director Marketing Standard Linear at austriamicrosystems. "Coming in a small package and offering extremely high performance and best-in-class accuracy together with unique LED error detection, the AS1109 addresses these needs today."

The AS1109 features eight regulated current ports which provide constant currents for driving LEDs within a wide range of forward voltage variations. The AS1109 output ports are guaranteed to endure a maximum voltage of 15V. Through an external resistor the currents can be adjusted from 0.5 to 100mA which gives the utmost flexibility in controlling LED brightness. With best in class accuracy of ±2% between channels and ICs, the AS1109 improves picture quality of LED displays since intensity variations between LEDs and LED modules completely disappear.

Another highlight of the AS1109 is the built-in LED error detection. Easy and intuitive to use, it can even be invoked during normal operation without switching into a separate detection mode. This makes the software interface even more user-friendly while detection can be done extremely fast. The AS1109 can detect any open- or short-circuit as well as an over-temperature occurrence. For immediate detection of those errors, a global error flag is available at serial data out detecting any of those errors quickly and precisely. Furthermore, a detailed error report can be read out with the exact position of the broken LED.

In order to avoid the typical flickering of LED displays during error detection, austriamicrosystems has introduced the unique Low-Current Diagnostic mode. In this mode, a small test current of only 0.6mA is applied to the display for a very short time. As a result, LED testing is not visible and can therefore be applied during normal operation.
The fast 30MHz serial interface ensures high refreshing rates even for huge LED display modules. With an operating temperature range from -40 to +125°C, the AS1109 is also ideal for industrial and outdoor applications. The AS1109 is available in a 16-pin SOIC-150, a 16-pin SSOP-150 and a small 16-pin QFN (4x4mm) package, allowing a very small pitch between LED pixels which is ideal for indoor LED displays.

austriamicrosystems celebrates first anniversary of its Test Development Center in Plymouth

Leading analog IC specialist counts on regional know-how in the development of test programs for analog semiconductors; Test Development team will be expanded further in 2007

Unterpremstaetten, Austria (October 2, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, celebrates one year of test development in Plymouth. Since October 1, 2005, the international analog semiconductor manufacturer, headquartered in Austria, is operating a dedicated test development center on England's South coast.

At the Plymouth location, six highly-qualified engineers develop complex test programs for austriamicrosystems' analog microchips. These programs are being used to test ICs across all austriamicrosystems business units, Automotive, Communications, Industry & Medical, and Standard Linear, with actual testing carried out at austriamicrosystems' headquarters in Austria and the company's Asian test site in the Philippines.

Employing more than 950 staff worldwide, austriamicrosystems continues to grow strongly with 2005 revenues up 11% to 178.4m Euro and net earnings up more than 500% to 23.1m Euro. Further growth is also in the cards for the UK test development center. This year, the highly committed team was extended from four to six test development engineers, and 2007 will see another significant enlargement. "Next year, we plan to have a total of nine analog specialists in Plymouth", says Thomas Burger, Director Test Development at austriamicrosystems, who has managed the Plymouth team from Austria since April 2006.

Choosing Plymouth as the location for austriamicrosystems' UK test development center was not a coincidence. "The decision was largely based on the analog know-how available in Plymouth and the comprehensive experience of the engineers in the field of test development, which is very limited across the world", explains Burger. The team considers itself well prepared for the future: "By the end of this year, we will install in Plymouth two testers of the latest generation, which will assist us in developing reliable cutting-edge analog test programs", Burger adds.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 950 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more infomation visit www.austriamicrosystems.com

austriamicrosystems' Design for Manufacturability (DFM) / Design for Yield (DFY) services boost yield of your high-performance analog products

First foundry worldwide offering comprehensive DMY/DFM reference design flow for its specialty technologies

Unterpremstaetten, Austria (October 11, 2006) – austriamicrosystems' business unit Full Service Foundry announced today at the Fabless Semiconductor Association (FSA) Supplier Expo in San Jose the availability of its comprehensive DFM/DFY reference design flow for its advanced CMOS, High Voltage CMOS, High Voltage Embedded Flash and SiGe-BiCMOS process technologies.

austriamicrosystems' analog specialty processes are a new generation of advanced analog and mixed-signal technologies, ideally suited for a wide variety of applications such as WLAN, ZigBee and Bluetooth applications, GPS receivers, power management, motor control, printer head drivers, DC/DC converters, switched power supplies, LCD drivers and backlight controllers.

Design for Manufacturing/Design for Yield (DFM/DFY) is a highly demanded necessity in order to ensure fast yield ramp-up and stable volume production. In addition to the support of simulation based parametric yield optimization, austriamicrosystems' DFM reference design flow also includes layout-related analog DFM utilities such as advanced antenna rule checks, fill pattern generation utilities and a DFM layout check utility. The verification routines are based on analog DFM rules defined on top of the standard design rules and are tailored to the needs of austriamicrosystems specialty processes. In addition to the standard DFM utility set for CMOS technologies, special high-voltage extensions including parasitic modeling, Safe Operating Area Check (SOAC) and leakage verification routines are available. Finally, as an additional service, austriamicrosystems offers full design support including analog High-Voltage CMOS design guidelines and DFM design reviews to its foundry customers.

"Offering high performance analog DFM/DFY utilities for all our advanced process technologies is a further step in the continuous improvement of austriamicrosystems' DFM/DFY reference design flow", said Peter Gasteiner, Senior Vice President and General Manager of austriamicrosystems' business unit Full Service Foundry. "Our DFM/DFY utilities support our customers to achieve fantastic production yield for their highly complex analog circuits at levels only possible for pure digital designs in the past. This is a clear advantage and strengthens our position as a leading supplier of specialty process technologies and extended foundry services."

austriamicrosystems' benchmark process design kit "HIT-Kit" fully integrates all the mentioned DFM features and ensures optimization towards yield and robustness of the design during the whole design process. It comes complete with fully silicon qualified standard cells, periphery cells and general purpose analog cells such as comparators, operational amplifiers, low power A/D and D/A converters. Custom analog and RF devices, physical verification rule sets for Assura and Calibre as well as excellent characterized circuit simulation models enable rapid design starts of complex high performance mixed-signal ICs.

austriamicrosystems presents AS8221 high-speed automotive bus transceiver for next generation automotive networks

With a differential bus voltage level of 1.3V and a time skew below one nanosecond, the AS8221 is a state-of-the-art bus transceiver fully conforming to the FlexRay™ Physical Layer specification

Unterpremstaetten, Austria (October 17, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high-performance analog integrated circuits (ICs) for communications, industrial, medical and automotive applications, presented at the Convergence Show in Detroit its automotive-qualified high-speed bus-transceiver for future generations of automotive networks. The AS8221 bus transceiver IC is ideally suited for extreme automotive environments and provides superior network stability due to its unmatched differential bus voltage level, fulfilling all FlexRay™ requirements.

The AS8221 supports baud rates of up to 10 Mbit/sec, ten times the bandwidth available on a CAN-based network, as well as the Bus Guardian interface, enabling fault tolerant and hard real-time applications. Serving as the bi-directional interface between the FlexRay™ Communication Controller and the twisted pair copper wires, the device enables two-way communications with the microcontroller (FlexRay™ Host Controller) with full mode handling, including the low-power modes. The device also provides an extended diagnostic interface.

The AS8221 offers advanced bus-failure detection capabilities with the intelligent combination of bus-current measurement and logical comparators. A thermal sensor circuit with an integral shutdown mechanism prevents damage to the device in over-temperature conditions. The symmetrical transient control for the high- and low-side driver for both the bus-minus and bus-plus line allows an ideal balance of communications over different network-topologies, with excellent EMC performance.

"Automotive-qualified according to AEC Q100, the AS8221 high-speed bus transceiver with its leading performance for stable and safe networking enables x-by-wire technology in future automotive applications," states Bernd Gessner, General Manager Automotive at austriamicrosystems. "As a Premium Associate Member of the FlexRay consortium, we have committed our expertise in the field of time-triggered systems to the new data bus standard and will continuously expand our product family of FlexRay transceivers."

The first generation of automotive-qualified AS8221 is available in a lead-free SSOP20 package. Qualified samples of the next generation FlexRay™ Electrical Physical Layer specification V2.1 Rev A will be available in December. More product specific information can be found on the austriamicrosystems website at http://www.austriamicrosystems.com/03products/21_bus_systems.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining over 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 950 employees, austriamicrosystems

austriamicrosystems records revenue growth and higher profitability in the third quarter

Key financial data for the third quarter of 2006

Unterpremstaetten, Austria (October 23, 2006) — austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, grew revenues and earnings again in the third quarter of 2006, given ongoing good demand for its analog semiconductor solutions from Europe, North America and Asia. The third quarter of 2006 shows strong increases in operating profit and net result, compared to last year.

Consolidated group revenues for the third quarter 2006 reached EUR 49.8 million, an increase of 7% compared to the same quarter in 2005. Gross margin increased by three percentage points to 48% from 45% in the same period last year. Despite forward-looking R&D investments for product platform developments based on recent design-wins, the result from operations (EBIT) for the third quarter grew to EUR 8.2 million, an increase of 30% compared to EUR 6.3 million for the same quarter last year (third quarter 2005 EBIT after restructuring costs).

The net result for the third quarter increased by 32% to EUR 7.9 million from EUR 6.0 million in the same period last year. Basic (diluted) earnings per share for the third quarter were CHF 1.14 / EUR 0.72 (CHF 1.14 / EUR 0.72), strongly up from CHF 0.85 / EUR 0.54 (CHF 0.85 / EUR 0.54) in the same period last year. Total backlog stood at EUR 65.1 million on September 30, 2006, up from EUR 60.7 million on September 30, 2005.

austriamicrosystems' business continued to expand in the third quarter. The company did, however, experience a delay in production ramp-up by a major satellite radio customer which had a negative impact on revenue and EBIT growth and was due to a FCC-related regulatory issue that was resolved in the quarter. In other areas of the communications market, austriamicrosystems was able to broaden the number of future handset platforms employing its lighting management solutions at previously announced leading mobile handset manufacturers. The company's mobile entertainment products continue to be successful with a range of top tier media player vendors. In the industrial and automotive markets austriamicrosystems sees continuing good demand for its integrated IC solutions.

austriamicrosystems' strategic focus on expanding its analog standard product portfolio is becoming a key business driver across its target markets. The previously announced expansion of production capacity in the company's 200mm wafer fab from 6,500 to 8,000 WSPM to support its growth plans is advancing as planned; the additional capacity is expected to be fully operational by the end of the first quarter 2007.

austriamicrosystems

Third Quarter Report 2006

Positive results, confident for 2007

Ladies and Gentlemen

Our third quarter results reflect our continuing focus on profitability and growth from new products, existing ICs and derivatives as we experience ongoing good demand for our analog semiconductor solutions from Europe, North America and Asia.

The third quarter 2006 shows a positive development of revenues and earnings compared to the previous year. Consolidated group revenues reached EUR 49.8 million, an increase of 7% compared to the same quarter 2005. Gross margin rose by three percentage points to 48% compared to 45% in the same period last year. Despite further R&D investments for product platform developments based on recent design-wins, the result from operations (EBIT) for the third quarter increased by 30% to EUR 8.2 million, compared to EUR 6.3 million for the same quarter last year (third quarter 2005 EBIT after restructuring costs). The third quarter net result grew to EUR 7.9 million, an increase of 32% from EUR 6.0 million in the same period last year. Basic and diluted earnings per share for the third quarter were CHF 1.14 / EUR 0.72. Total backlog stood at EUR 65.1 million on September 30, 2006 compared to EUR 60.7 million on September 30, 2005.

Our business continued to expand in the third quarter. We did, however, experience a delay in production ramp-up by a major satellite radio customer which had a negative impact on revenue and EBIT growth and was due to a FCC-related regulatory issue that was resolved in the quarter. In other areas of the communications market, we were able to broaden the number of future handset platforms employing our lighting management solutions at previously announced leading mobile handset manufacturers. Our mobile entertainment products continue to be successful with a range of top tier media player vendors with additional devices being released. In the industrial and automotive markets we see continuing good demand for our integrated IC solutions. Overall, our strategic focus on expanding our analog standard product portfolio is becoming a key business driver across our target markets. In operations, the previously announced expansion of production capacity in our 200mm wafer fab from 6,500 to 8,000 WSPM[1] to support our growth plans is advancing as planned; the additional capacity is expected to be fully operational by the end of the first quarter 2007.

We expect our business to continue to develop positively and revenues and earnings to show a strong increase in the fourth quarter. Due to the impact from delays in the mentioned customer's production ramp-up schedule, we anticipate full year revenue growth for 2006 to reach between 10 and 12.5%, based on current information. Looking ahead to 2007, we are confident about our growth opportunities with already designed-in products and new projects. We therefore expect our full year revenue growth rate for 2007 to be higher than 2006, accompanied by a further meaningful increase in margins and earnings.

Key figures — EUR thousands (except earnings per share)	Q3 2006	Q3 2005	Q2 2006	9 months 2006	9 months 2005
Revenues	49,808	46,399	45,874	134,440	121,964
Gross margin in %	48%	45%	47%	47%	44%
Result from operations	8,187	6,301	6,148	18,593	14,814
Net income/loss	7,917	5,979	5,662	17,523	12,359
Basic = diluted earnings per share in CHF[2]	1.14	0.85	0.81	2.50	1.74
Basic = diluted earnings per share in EUR	0.72	0.54	0.51	1.59	1.12
Total backlog	65,133	60,671	64,634	65,133	60,671

[1] Wafer starts per month. [2] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (unaudited)

EUR thousands as of	September 30, 2006	December 31, 2005
Assets		
Cash and cash equivalents	**12,164**	21,271
Short-term Investments	**5,006**	1,024
Trade receivables	**40,432**	42,994
Inventories	**32,363**	26,765
Other receivables and assets	**10,090**	5,107
Total current assets	**100,055**	97,161
Property, plant and equipment	**126,222**	116,316
Intangible assets	**9,885**	8,519
Investments and securities	**1**	1
Deferred tax assets	**30,953**	30,953
Other long-term assets	**0**	0
Total non-current assets	**167,061**	155,789
Total assets	**267,116**	252,950
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**27,978**	36,100
Trade liabilities	**35,131**	16,865
Provisions	**10,516**	14,102
Other liabilities	**13,489**	11,401
Total current liabilities	**87,113**	78,469
Interest-bearing loans and borrowings	**12,723**	24,283
Employee benefits	**9,058**	8,478
Deferred government grants	**4,353**	5,028
Other long term liabilities	**371**	640
Total non-current liabilities	**26,505**	38,429
Shareholders' equity		
Issued capital	**26,654**	26,647
Share premium	**92,615**	91,774
Treasury shares	**-883**	0
Translation adjustment	**-117**	-75
Retained earnings	**35,229**	17,706
Total shareholders' equity and reserves	**153,498**	136,052
Total liabilities and shareholders' equity	**267,116**	252,950

This report is also available in German. All figures are unaudited.

austriamicrosystems

A-8141 Schloss Premstaetten | Austria

Phone +43/3136/500-0 | Fax +43/3136/500-5420

investor@austriamicrosystems.com

www.austriamicrosystems.com

austriamicrosystems unveils low voltage 1.2 MHz boost converter operating from a single cell while delivering 95% efficiency

AS1322 single-cell DC-DC converter supplies 150mA output current for portable products where smallest size and highest efficiency are critical

Unterpremstaetten, Austria (October 27, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communications, industrial, medical and automotive applications is extending its family of DC-DC converters with the new AS1322, a synchronous, high-efficiency, step-up converter which comes in a small 6-pin TSOT package. The AS1322 supplies 150mA output current at 3.3V from a single AA cell battery with possible output voltages in the range of 2.5 to 5V, operating from an input voltage between 0.85 and 5.5V.

"Many portable devices require small, high-efficiency power converter solutions to extend the time between battery replacement or recharge cycles," said Walter Moshammer, Director Marketing Standard Linear at austriamicrosystems. "austriamicrosystems' AS1322 addresses this need by integrating a 1.2 MHz fixed frequency, synchronous boost converter, which is operating down to an input voltage of 0.85V, in a thin-TSOT23 package. Offering a high output current even at low input voltages, the AS1322 is a perfect match for single cell applications."

The 1.2 MHz fixed switching frequency minimizes the PCB footprint by allowing the use of tiny, low profile inductors and ceramic capacitors. The device is available in two versions: a power-saving variant (AS1322A) and a fixed frequency variant (AS1322B).

The AS1322A offers an automatic power-save operation in cases of light loads which improves efficiency by switching the device in a sleep state as long as the output voltage is within the regulation band. This significantly reduces the power consumption of the AS1322A down to 30µA and increases battery life enormously. The anti-ringing control circuitry reduces EMI by damping the inductor in discontinuous mode. The AS1322B, on the other hand, maintains fixed frequency operation at lighter loads and is therefore ideal for applications with the need of a predictable and easy to filter output noise like mobile communications.

The AS1322 is ideally suited for a variety of compact portable applications such as cell phones, MP3 players, pagers, GPS receivers and other handheld devices where extended battery operation with a minimum of space required is critical. More product specific information can be downloaded from the austriamicrosystems website at http://www.austriamicrosystems.com/03products/08_dc_dc_converters.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees,

austriamicrosystems launches low-voltage, dual 0.5 ohm SPDT analog switch for audio signals

AS1746 offers extremely low on-resistance combined with excellent flatness and matching making it ideal for audio signal switching

Unterpremstaetten, Austria (October 31, 2006) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, further expanded its analog switch portfolio with the AS1746: a SPDT (single-pole/double-throw) low-voltage dual analog signal switch. This switch features outstanding low on-resistance with a maximum of 0.5 ohm for the normally closed line and a maximum of 0.6 ohm for the normally opened line over the whole temperature range.

The AS1746 combines the extremely low on-resistance with an excellent channel-to-channel matching of less then 0.06 ohm, reducing the amount of signal deviations between switch channels to a minimum. A remarkable on-resistance flatness of 0.15 ohm guarantees a stable on-resistance over temperature or supply voltage variations. Altogether this improves the total harmonic distortion (THD+N) to jutting 0.025%.

"A switch needs to be as transparent as possible to the signal — low insertion loss and wide bandwidth are key. Low on-resistance flatness is essential for excellent total harmonic distortion (THD) so that there is no signal distortion, which is important for audio applications," said Walter Moshammer, Director Marketing Standard Linear at austriamicrosystems. at austriamicrosystems. "austriamicrosystems' AS1746 addresses this need by offering outstanding THD+N combined with superb on-resistance, making this switch ideal for switching high quality audio signals."

The improved bandwidth of 160MHz makes the device ideal for data and audio signals. The combination of high off-isolation and the low crosstalk ensures excellent signal integrity. The low leakage current of 1nA reduces voltage offset. The wide supply voltage range from 1.8V to 5.5V supports a broad range of designs. All digital logic inputs are 1.8V CMOS compatible.

The AS1746 is available in a 10-pin TDFN (3x3mm) as well as in a 10-bumps WL-CSP package, suitable for operating environments ranging from -40 to +85°C. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit http://www.austriamicrosystems.com/03products/01_analog_switches.htm